EXHIBIT 99.1

O2Micro Revises Third Quarter 2012 Financial Guidance

GEORGE TOWN, Grand Cayman, Oct. 3, 2012 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today revised its guidance for the third quarter of 2012. The company now expects its third quarter revenue to be in the range of $22.0 million to $23.0 million, versus previous guidance of $24.1 million to $26.0 million. In addition, gross margin for the third quarter is now expected to be 54.5% to 55.5%.

The reduction in anticipated revenue for the third quarter is primarily the result of broad-based weakness in demand in the company's end markets.

Sterling Du, Chairman and CEO of O2Micro, commented, "O2Micro continues to navigate through broad-based lower demand in all of our end markets. We believe this is the result of weak global economic conditions, coupled with excess inventory corrections by our customers. Despite the decreased end market demand, design activity for our products has remained strong. O2Micro is firmly committed to end-market diversification and continued investments in new products and technologies. We are confident this focus will serve us well in the current environment and we expect to resume growth when our markets improve."

No conference call will be held in conjunction with this financial guidance update. Additional information will be available when the Company reports its third quarter 2012 results prior to market open on October 31, 2012.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 20,690 patent claims granted, and over 21,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com